SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

1 February, 2011

BP TO RESHAPE US DOWNSTREAM BUSINESS AND SEEK
BUYERS FOR TEXAS CITY AND CARSON REFINERIES

Aligned with changing trends in global demand, BP announced today that it intends to reposition its refining and marketing (R&M) business in the US and divest two of its US refineries. It intends to seek buyers for the Texas City, Texas refinery and the Carson refinery near Los Angeles, California, together with its associated integrated marketing business in southern California, Arizona, and Nevada. Subject to regulatory and other approvals, BP plans to complete the sales by the end of 2012, thereby halving BP's US refining capacity.

BP plans to focus future downstream investment in the US on further improving and upgrading its other, more advantaged R&M networks in the country - based around the Whiting, Indiana and Cherry Point, Washington refineries and its 50 per cent interest in the Toledo, Ohio refinery. These refineries have greater flexibility to refine a range of crude oils including heavy grades, and on average are more diesel-capable than BP's current portfolio. They are also well-integrated with BP's marketing operations and benefit from advantaged and focussed logistics infrastructure.

BP intends to sell both the Texas City refinery and the Carson refinery with its marketing network as going concerns and expects significant market interest in the assets. The planned sales will be subject to regulatory and other approvals, and BP will ensure that fulfillment of the current regulatory obligations associated with Texas City are reflected in any transaction.

"The US remains a very important market for BP's fuels, lubricants and petrochemicals businesses and the moves we have announced today will give BP a smaller, but well-positioned and very competitive portfolio of refining and marketing businesses," said Iain Conn, BP chief executive refining and marketing. "I have no doubt that the businesses we are seeking to divest will prove extremely attractive to other operators."

The Carson refinery, south of Los Angeles, is at the heart of an integrated fuels value chain stretching across southern California, Arizona and Nevada.  The refinery, which has 265,000 barrels per day (bpd) refining capacity and supplies some 25 per cent of Los Angeles gasoline demand, became part of BP through the 2000 acquisition of ARCO. It employs some 1200 staff and 500 contractors.

The assets associated with the Carson refinery also to be divested include BP's interests in a cogeneration plant on the refinery site, crude and product terminals and also its marketing interests. As part of this sale, BP expects to divest the ARCO brand (though retaining brand rights for northern California, Oregon and Washington) and to retain ownership of and license the ampm brand.

The Texas City refinery became part of BP with the 1998 merger with Amoco. It is a large, highly complex refinery with 475,000 bpd refining capacity - the third biggest refinery in the US, with gasoline manufacturing capability equivalent to approximately three per cent of US production. The refinery employs some 2,200 BP staff and, contractor numbers can vary between 2000 and 4000 each day.

During the last few years, over $1 billion has been invested in modernising and improving the plant. However, Texas City lacks strong integration into any BP marketing assets. The assets to be divested associated with the sale of Texas City also include the cogeneration plant. BP intends to retain the Texas City Chemicals complex adjoining the refinery.

BP is currently in the process of carrying out a number of major investments in its other US refineries, including a large investment programme to transform its 405,000 bpd capacity Whiting refinery, significantly increasing its capability to process heavy Canadian crude; a clean diesel upgrading project at its 240,000 bpd Cherry Point refinery and the addition of a continuous catalytic reformer to its 160,000 bpd capacity Toledo refinery (a 50:50 joint venture with its partner Husky Energy Inc).

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, US: +1 281 366 0265, uspress@bp.com

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary